Filed pursuant to Rule 433
Dated January 29, 2020
Registration No. 333-220175

Dime Community Bancshares, Inc.

2,608,000 Shares

5.50% Fixed-Rate Non-Cumulative Perpetual Preferred Stock, Series A

PRICING TERM SHEET

Issuer:	Dime Community Bancshares, Inc. (Nasdaq: DCOM) (the “Company”)
Security:	5.50% Fixed-Rate Non-Cumulative Perpetual Preferred Stock, Series A (“Preferred Stock”)
Size:	$65,200,000 (2,608,000 Shares)
Option to Purchase Additional Shares:
The underwriters have the option to purchase up to an additional 391,200 shares of Preferred Stock within 30 days after the date of this pricing term sheet at the public offering price, less the underwriting discount.

Maturity:	Perpetual
Expected Rating*:	BB- (Stable) by Fitch
Liquidation Preference:	$25 per share
Dividend Payment Dates:	If declared, quarterly, in arrears, on February 15, May 15, August 15 and November 15 of each year (each such date, a “Dividend Payment Date”), beginning on May 15, 2020.
Dividend Rate (Non- Cumulative):	5.50% per annum
Day Count:	30/360
Redemption:
The Preferred Stock may be redeemed at the Company’s option, subject to regulatory approval, at a cash redemption price equal to $25 per share, plus any declared and unpaid dividends (without regard to any undeclared dividends) to, but excluding, the redemption date, (i) in whole or in part, from time to time, on any Dividend Payment Date on or after February 15, 2025 or (ii) in whole, but not in part, at any time within 90 days following a “Regulatory Capital Treatment Event,” as described in the Preliminary Prospectus, Holders of shares of Preferred Stock will not have the right to require the redemption or repurchase of the shares Preferred Stock.

Listing:
The Company has filed an application to list the Preferred Stock with Nasdaq Global Select Market (“Nasdaq”) under the symbol “DCOMP.” If the application to list is approved, trading of the Preferred Stock on Nasdaq is expected to begin within 30 days after they are first issued.

Trade Date:	January 29, 2020
Settlement Date:	February 5, 2020 (T+5)**
Public Offering Price:	$25 per share
Underwriting Discount:	$0.7875 per share
Net Proceeds (before expenses) to the Company:	$63,146,200
Book-Running Managers:	Raymond James & Associates, Inc. and Citigroup Global Markets Inc.
Co-Manager:	D.A. Davidson & Co.
CUSIP/ISIN:	25432G208 / US25432G2084

*A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision, suspension or withdrawal at any time by the assigning rating organization. Each rating agency has its own methodology for assigning ratings and, accordingly, each rating should be evaluated independently of any other rating.

**We expect that delivery of the shares of Preferred Stock will be made against payment therefor on or about February 5, 2020, which will be the fifth business day following the date hereof (such settlement being referred to as “T+5”). Under Rule 15c6-1 of the Securities and Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Preferred Stock prior to the delivery of the Preferred Stock hereunder will be required, by virtue of the fact that the shares of Preferred Stock will initially settle in T+5 to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Preferred Stock who wish to trade the Preferred Stock prior to their date of delivery hereunder should consult their advisors.

The Company has filed a “shelf” Registration Statement on Form S-3 (File No. 333-220175) (including the base prospectus) on September 6, 2017 (the “Registration Statement”) and a related preliminary prospectus supplement on January 29, 2020 (“Preliminary Prospectus”) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. The information in this communication supplements and supersedes the information contained in the Preliminary Prospectus. You may obtain a copy of these documents by contacting Raymond James & Associates, Inc. at 880 Carillon Parkway, St. Petersburg, FL 33716 or by calling (800) 248-8863 or Citigroup Global Markets Inc. at 388 Greenwich Street, New York, NY 10013 or by calling (800) 831-9146. Before you invest, you should read the prospectus in the Registration Statement, the Preliminary Prospectus and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting the SEC’s website at www.sec.gov.

The Preferred Stock is not a savings account, deposit or other obligation of any of the Company’s bank or non-bank subsidiaries. The Preferred Stock is not insured by the Federal Deposit Insurance Corporation or any other governmental agency.